Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(dollars in thousands)
Fixed Charges
1 Interest expensed and capitalized	$48,322	$50,164	$42,287	$38,728	$29,880
2 An estimate of the interest factor in rental expense	3,828	5,246	5,572	4,232	5,418

Total Fixed Charges	$52,150	$55,410	$47,859	$42,960	$35,298

Earnings
1 Pre-tax income (loss) from continuing operations before minority interests	$139,891	$82,012	$(6,090)	$(314,168)	$200,113
2 Fixed charges	52,150	55,410	47,859	42,960	35,298
3 Amortization of capitalized interest (less interest capitalized)	166	103	56	(572)	(796)

Total Earnings	$192,207	$137,525	$41,825	$(271,780)	$234,615

Ratio of Earnings to Fixed Charges (1)	3.7	2.5	0.9	—	6.6

(1)	Earnings were inadequate to cover fixed charges by $314.7 million in 2008.